UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Generac Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34627	20-5654756
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

S45 W29290 Hwy. 59
Waukesha, Wisconsin	53189
(Address of principal executive offices)	(Zip Code)

York Ragen, (262) 544-4811(Ext. 2788)
 (Name and telephone, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Generac Holdings Inc. has filed a Conflict Minerals Report for the year ended December 31, 2013 with the Securities and Exchange Commission. A copy of our Conflict Minerals Report is provided as Exhibit 1.02 to this report. It is also publicly available in the investor relations section of our website at www.Generac.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

See Exhibit 1.02 filed with this Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:  June 2, 2014

Generac Holdings Inc.

By: /S/York A. Ragen
Name:  York A. Ragen
Title:  Chief Financial Officer